UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 033-275817

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WORTHINGTON STEEL, INC.

401(K) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Steel, Inc.

100 W. Old Wilson Bridge Road

Columbus, OH 43085

TABLE OF CONTENTS

The Financial Statements and Supplemental Schedule for the Worthington Steel, Inc. 401(k) Retirement Savings Plan identified below are being filed with this Annual Report on Form 11-K:

i

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON STEEL, INC. 401(K) RETIREMENT SAVINGS PLAN

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Joseph Y. Heuer
Date: June 9, 2025		Joseph Y. Heuer, Member

ii

WORTHINGTON STEEL, INC.

401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of

Worthington Steel, Inc. 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Worthington Steel, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2024 and 2023 and the related statements of changes in net assets available for benefits for the year ended December 31, 2024 and for the period from December 1, 2023 to December 31, 2023, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 and the period from December 1, 2023 to December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

We have served as the Plan’s auditor since 2024.

Cleveland, Ohio

June 9, 2025

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Steel, Inc.

401(k) Retirement Savings Plan

	December 31,
	2024	2023
Assets
Notes receivable from participants	$7,434,641	$-
Pending trade receivable	16,423	-
Total receivables	7,451,064	-
Investments
Investments at fair value	489,340,962	3,228,412
Investments at contract value	26,471,877	61,169
Total investments	515,812,839	3,289,581
Total assets	523,263,903	3,289,581

Liabilities	-	-

Net assets available for benefits	$523,263,903	$3,289,581

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Worthington Steel, Inc.

401(k) Retirement Savings Plan

	Year Ended	Period Ended
	December 31,	December 31,
	2024	2023
Additions:
Contributions:
Employer	$11,720,568	$1,251,273
Participant	21,084,110	1,985,147
Rollover	2,201,787	8,356
Total contributions	35,006,465	3,244,776

Investment income:
Dividends and interest	9,145,139	8,759
Net investment gain	42,909,139	49,067
Total investment income	52,054,278	57,826

Interest income on notes receivable from participants	495,327	-

Other income	317,992	-

Total additions	87,874,062	3,302,602

Deductions:
Benefits paid to participants and other deductions	37,360,578	12,792
Administrative expenses	317,300	229
Total deductions	37,677,878	13,021

Net increase before net assets transferred	50,196,184	3,289,581
Assets transferred from Former Parent’s Plan (See Note 1)	469,778,138	-
Net increase in net assets	519,974,322	3,289,581
Net assets available for benefits at beginning of period	3,289,581	-
Net assets available for benefits at end of year	$523,263,903	$3,289,581

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Worthington Steel, Inc.

401(k) Retirement Savings Plan

1.
Description of Plan

The following description of the Worthington Steel, Inc. 401(k) Retirement Savings Plan (as previously amended, the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan was established on December 1, 2023. On December 1, 2023, Worthington Enterprises, Inc., then known as Worthington Industries, Inc. (the “Former Parent” or “Worthington Enterprises”), completed its spin off of its existing steel processing business, Worthington Steel, Inc. (“Worthington Steel”), into a stand-alone publicly traded company (the “Separation”). As a result of the Separation, the Plan was established, and the new accounts within the Plan were created for each of the qualifying plan participants of the Former Parent’s defined contribution plan (“Former Parent’s Plan”). As of the Separation date, all future qualifying plan participants’ contributions were attributed to the Plan.

The Plan is a defined contribution plan covering all non-union employees of Worthington Steel and its subsidiaries who are participating employers under the Plan (together with Worthington Steel, collectively, the “Company”) who meet the tenure, hour and age requirements specified in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”). Worthington Steel is the sponsor of the Plan (the “Plan Sponsor”).

Fiscal Periods:

As the Plan was established on December 1, 2023, the financial statements cover the year ended December 31, 2024, as well as the one-month period ended December 31, 2023.

Plan Transfer:

As a result of the Separation, during 2024 the outstanding balances in the Former Parent’s Plan were transferred from the Former Parent’s Plan to the Plan. This activity is presented as “Assets transferred from Former Parent’s Plan” on the statements of changes in net assets available for benefits.

Plan amendments:

In connection with the Separation, the Plan was amended to transfer the assets attributable to participants under the Former Parent’s Plan who were actively employed in the “Worthington Steel Business,” as that term is defined under the Separation and Distribution Agreement by and between Worthington Steel and Worthington Enterprises, dated as of November 30, 2023, to the Plan (“Former Parent Plan Transfer”).

Effective May 17, 2024, the Plan was amended which limited contributions to the Worthington Steel common shares fund to no more than 25% of the total contributions made by or for a participant to the Plan. Subsequent to the amendment date, a participant is prohibited from making investment exchanges to the Worthington Steel common shares fund if the participant’s investment in the fund equals or exceeds 25% of such participant’s total accounts. If a participant had an investment election greater than 25% to the Worthington Steel common shares prior to the close of business on August 21, 2024, the participant’s election to the Worthington Steel common shares over 25% were redirected to the Fidelity Freedom Index Commingled Pool Class T Age Based Template Fund by age based upon the participant's date of birth on file on August 23, 2024. The redirection of a portion of contributions to the Fidelity Freedom Index Commingled Pool Class T Age Based Template Fund was effective August 23, 2024.

The Former Parent’s Plan included the Empower Guaranteed Income Fund stable value fund as a frozen investment offering that did not allow for new investments into the fund. As part of the Former Parent Plan Transfer, the participants’ accounts investment in this fund were also transferred into the Plan. The Plan executed an agreement with Empower to distribute the remaining interest in the fund over a 2-year period. The first distribution occurred during 2024 and the next distribution is scheduled for 2025. The Participants’ balances in the Empower Guaranteed Income Fund are reallocated to the New York Life Anchor Account, which is another stable value fund. For additional information, see “Note 5 – Benefit-Responsive Contracts”.

Eligibility:

All non-union, full-time employees of the Company aged eighteen years and older are eligible to participate in the Plan. These employees are eligible to participate in the employer contribution component of the Plan after six months of employment. All non-union seasonal and part-time employees of the Company aged eighteen years and older who have been employed for one year are eligible to participate in the Plan and in the employer contribution component of the Plan. Individuals who were participants under the Former Parent’s Plan as of November 30, 2023 that transferred to the Plan as part of the Separation were credited with the service that had been credited to them under the Former Parent’s Plan.

Contributions:

Employee deferral – Participants may make pre-tax and/or Roth contributions up to a maximum of 90% of their annual compensation. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (the “IRC”) as defined in the Plan document.

Newly eligible and previously opted out participants in the Plan who have otherwise not made an enrollment designation are subject to an automatic annual enrollment arrangement whereby 4% of their compensation is automatically contributed to the Plan. Participants may modify the automatic enrollment designation of 4% of compensation. Annually, all participants contributing less than 10% of their compensation will automatically have their pre-tax deferral increased by 1%, up to a maximum of 10%, unless they opt out of the automatic increase.

Employer contributions – The Company matches 50 cents per dollar of contributions of the first 4% of Plan participants’ compensation. The Company also makes an employer contribution of 3% of compensation on behalf of eligible participants irrespective of the amounts deferred by such participants. These contributions are made each pay period. As a safe harbor plan, the Company guarantees a minimum contribution of at least 3% of participants’ eligible compensation.

Additional Company contributions may be made at the option of the Plan Sponsor and will be allocated based on the unit credit method. The unit credit method uses the participating employees’ years of service and compensation to allocate any additional contribution.

Participant accounts – Each participant’s account is credited with the participant’s contributions, employer matching contributions, employer contributions, earnings and losses thereon and an allocation of the Plan’s administrative expenses, to the extent not paid by the Company.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Investment Options:

Participants direct their contributions among the Plan’s investment options. All contributions are allocated to the designated investment options according to each participant’s election, although, to the extent that a participant receiving a contribution does not make an allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Index Fund, as determined by the age of the participant.

Contributions to the Worthington Steel common shares fund are limited to not more than 25% of the total contributions made by or for a participant to the Plan. A participant will be prohibited from making investment exchanges to the Worthington Steel common shares fund if the participant’s investment in the fund equals or exceeds 25% of such participant’s total accounts.

Additionally, as a result of the Separation, the Plan has an investment fund consisting of Worthington Enterprises’ common shares (NYSE: WOR), which is a non-employer stock fund. No new investments, transfers to, or purchases were made in the Worthington Enterprises share fund on or after December 1, 2023.

Vesting:

All participants are 100% vested in all contributions and related earnings credited to their accounts.

Forfeitures:

Forfeited nonvested balances consist of uncashed distribution checks or unallocated revenue sharing funds. At December 31, 2024 and 2023, forfeited non-vested accounts were $40 and $0, respectively. The Company did not use any forfeitures to offset Company contributions to the Plan in 2024 or 2023. The Company used forfeitures of $127 and $0 to offset fees in 2024 and 2023, respectively.

Revenue Sharing:

The Plan has a revenue-sharing agreement whereby the Trustee returns a portion of the investment fees to the recordkeeper to offset the Plan’s administrative expenses. If the revenue received by the Trustee from mutual fund service providers exceeds the amount owed under the Plan, the Trustee remits the excess to the Plan’s trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the Plan participants. Revenue sharing funds are reported as “Other income” in the Statements of Changes in Net Assets Available for Benefits. At December 31, 2024 and 2023, there was no ending balance in the revenue sharing account. The Plan may make a payment to the Trustee for administrative expenses not covered by revenue sharing.

Notes Receivable from Participants:

Participants may borrow from their Plan accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are to be repaid over a period not to exceed 5 years, except when used for the purchase of a primary residence.

Each loan is secured by the remaining balance in the participant’s account and bears interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions. Loans are valued at unpaid principal balance plus accrued unpaid interest.

At December 31, 2024, the outstanding notes receivable from participants equaled $7,434,641. At December 31, 2023, there were no outstanding notes receivable from participants. As of December 31, 2024, participant loans had maturities through 2035 at interest rates ranging from 4.25% to 10.25%.

Other Plan Provisions:

Normal retirement age under the Plan is 65. The Plan also provides for early payment of benefits to in-service employees, with certain restrictions, after reaching age 59-1/2.

Dividends paid on Worthington Steel common shares attributable to the employee stock ownership plan are paid to the Plan and reinvested in Worthington Steel common shares.

Payment of Benefits:

Benefit payments are recorded when paid. Upon termination of service due to death, disability, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (the “IRS”) guidelines.

2.
Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value except for fully benefit-responsive investment contracts which are reported at contract value.

Investment Valuation and Income Recognition:

Worthington Steel Common Shares: The Plan’s investments in Worthington Steel common shares are stated at fair value as of year-end. Fair value for Worthington Steel common shares is determined by the respective quoted market prices.

At December 31, 2024 and 2023, the Plan held 484,009 and 284 common shares of Worthington Steel, respectively. The Plan received cash dividends from Worthington Steel common shares of $280,964 and $0 for the year ended December 31, 2024, and the period ended December 31, 2023, respectively.

Worthington Enterprises Common Shares: As a result of the Separation and subsequent Plan Transfer, the Plan has an investment fund consisting of Worthington Enterprises’ common shares. The Plan’s investments in Worthington Enterprises’ common shares are stated at fair value as of year-end. Fair value for Worthington Enterprises’ common shares is determined by the respective quoted market prices.

At December 31, 2024, the Plan held 297,319 common shares of Worthington Enterprises. The Plan received cash dividends from Worthington Enterprises common shares of $214,460 for the year ended December 31, 2024. The cash dividends for Worthington Enterprises’ common shares are reinvested in the Fidelity 500 Index Fund as the Plan does not allow for additional investment or dividend reinvestment into the non-employer common shares. The Plan did not hold Worthington Enterprises’ common shares at December 31, 2023, and thus no cash dividends for Worthington Enterprise common shares were received for the period ended December 31, 2023.

Mutual Funds: The Plan’s investments in mutual funds are stated at fair value as of year-end. Fair values for mutual funds are determined by the respective quoted market prices.

Stable Value Funds: The Plan holds investments in fully benefit-responsive investment contracts, which are reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the Plan. The Plan holds interest in the New York Life Anchor Account (the “NYL SVF”), a stable value fund that is a pooled account with New York Life Insurance Company (“New York Life”), made available to participating plans through a group annuity contract. Contributions to the NYL SVF are directed to a New York Life pooled separate account that invests primarily in a diversified portfolio of high-quality, fixed income securities, which are owned by New York Life. See “Note 5 – Benefit-Responsive Contracts” for additional information.

Additionally, due to the acquisition of Tempel Steel Company, LLC by the Former Parent and the resulting corporate actions, the Tempel Steel Company Savings and Investment Plan (the “Tempel Plan”) merged into the Former Parent’s Plan in 2023 prior to the Separation. As a result of the assets transferred from the Tempel Plan to the Former Parent’s Plan and subsequently to the Plan, the Plan invests in a fully benefit-responsive traditional guaranteed investment contract (“traditional GIC”), issued by the Empower Annuity Insurance Company (“Empower”). See “Note 5 – Benefit-Responsive Contracts” for additional information.

Common Collective Trusts: The Plan’s common collective trusts represent investments held in pooled funds. These funds are valued at redemption price, which is based on the fund’s net asset value (“NAV”) using the asset value per share practical expedient for the units held by the Plan on the last business day of the fiscal year, as determined by the issuers of the funds based on the fair value of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis using fair market value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Recently Adopted Accounting Standards:

There were no new accounting pronouncements adopted by the Plan in the year ended December 31, 2024.

3.
Tax Status

The Plan adopted a pre-approved plan document from FMR, LLC. On June 30, 2020, the IRS stated the pre-approved Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan, as amended, is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2024, there were no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, currently no audits are in progress for any tax periods.

4.
Fair Value Measurements

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•
Quoted prices for similar assets or liabilities in active markets;
•
Quoted prices for identical or similar assets or liabilities in inactive markets;
•
Inputs other than quoted prices that are observable for the asset or liability; and
•
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See the description within “Note 2 – Summary of Significant Accounting Policies,” as to the investment valuation methodology for each class of assets noted in the below table.

Investments Measured at Net Asset Value (NAV)

In accordance with ASC Topic 820, Fair Value Measurement, investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy table below. The fair value amounts are included in the table below in order to reconcile to the amounts presented in the Statement of Net Assets Available for Benefits. These investments include the target date funds and the Harbor Capital Appreciation CIT Class 5 fund.

The following table shows the Plan's investments assets at fair value on a recurring basis, as of December 31, 2024:

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	Total
Investments
Mutual funds	$190,968,978	$190,968,978	$-	$-
Worthington Steel common shares	15,402,920	15,402,920	-	-
Other common shares	11,926,162	11,926,162	-	-
Total assets in the fair value hierarchy	218,298,060	218,298,060	-	-
Common collective trust funds measured at NAV	271,042,902	-	-	-
Total investments at fair value	$489,340,962	$218,298,060	$-	$-

The following table shows the Plan's investments assets at fair value on a recurring basis, as of December 31, 2023:

		Fair Value Measurements at Reporting Date Using:
		Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	Total
Investments
Mutual funds	$910,371	$910,371	$-	$-
Worthington Steel common shares	9,002	9,002	-	-
Total assets in the fair value hierarchy	919,373	919,373	-	-
Common collective trust funds measured at NAV	2,309,039	-	-	-
Total investments at fair value	$3,228,412	$919,373	$-	$-

5.
Benefit-Responsive Contracts

The Plan holds an interest in the NYL SVF, a stable value fund that is a pooled account with New York Life. Contributions to the NYL SVF are directed to a New York Life pooled separate account that invests primarily in a diversified portfolio of high-quality, fixed income securities, which are owned by New York Life. The NYL SVF is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer, New York Life, is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Additionally, the Plan holds an interest in the Empower Guaranteed Income Fund, which is a traditional GIC. A traditional GIC is an investment contract issued by an insurance company or bank that provides for the payment of a specified rate of interest to the Plan and for the repayment of principal when the contract matures.

The NYL SVF and the traditional GIC are fully benefit-responsive investment contracts and are reported at contract value in the Statement of Net Assets Available for Benefits. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by New York Life and Empower, represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. As of December 31, 2024 and 2023, the NYL SVF totaled $22,254,339 and $61,169, respectively. As of December 31, 2024 and 2023, the traditional GIC totaled $4,217,538 and $0, respectively.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Certain events limit the ability of the Plan to transact at contract value with the contract issuer of the NYL SVF and the traditional GIC. However, the Plan administrator is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants.

The crediting interest rate for the NYL SVF and traditional GIC is reset daily by the contract issuer but cannot be less than zero. The crediting interest rate is based upon a formula and is a function of timing of the cash flow activity, overall interest rates, the reinvestment of maturing proceeds and the impact of credit losses and impairments.

6.
Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, transactions involving these funds qualify as party-in-interest transactions. In addition, the Plan has arrangements with other service providers and these arrangements also qualify as party-in-interest transactions.

The Plan offers common shares of Worthington Steel as an investment option. As a result, Worthington Steel qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

7.
Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

8.
Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the filing date of this Annual Report on Form 11-K.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Worthington Steel, Inc.
401(k) Retirement Savings Plan
EIN 92-2632000, Plan Number 001

December 31, 2024

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Employer Securities:
*	Worthington Steel, Inc.	Common Stock – 484,009 - shares	N/A	$15,402,920
	Total Employer Securities			$15,402,920

	Non-Employer Corporate Stock:
	Worthington Enterprises, Inc.	Common Stock – 297,319 - shares	N/A	$11,926,162
	Total Non-Employer Corporate Stock			$11,926,162

	Mutual Funds:
*	Fidelity 500 Index Fund	Mutual Fund – 267,343 - shares	N/A	$54,588,733
*	Fidelity Mid Cap Index Fund	Mutual Fund – 353,477 - shares	N/A	11,936,919
*	Fidelity Small Cap Index Fund	Mutual Fund – 83,441 - shares	N/A	2,309,643
*	Fidelity Advisor Focused Emerging Markets Fund Class I	Mutual Fund – 54,360 - shares	N/A	1,675,917
*	Fidelity International Index Fund	Mutual Fund – 81,367 - shares	N/A	3,868,176
*	Fidelity Balanced Fund Class K	Mutual Fund – 882,269 - shares	N/A	26,079,868
*	Fidelity U.S. Bond Index Fund	Mutual Fund – 51,303 - shares	N/A	524,316
*	Fidelity Government Money Market Fund Class K6	Mutual Fund – 40 - shares	N/A	40
	Dodge & Cox Stock Fund Class I	Mutual Fund – 152,794 - shares	N/A	39,295,498
	Janus Henderson Enterprise Fund Class T	Mutual Fund – 10,184 - shares	N/A	1,419,362
	Allspring Special Small Cap Value Fund - Class A	Mutual Fund – 240,070 - shares	N/A	9,355,536
	MFS New Discovery Fund Class R3	Mutual Fund – 317,099 - shares	N/A	7,876,730
	MFS International Diversification Fund Class R3	Mutual Fund – 734,242 - shares	N/A	16,402,959
	Victory Sycamore Established Value Fund Class Y	Mutual Fund – 16,484 - shares	N/A	757,425
	PIMCO Income Fund Institutional Class	Mutual Fund – 751,502 - shares	N/A	7,905,805
	Performance Trust Total Return Bond Fund Class Institutional	Mutual Fund – 357,541 - shares	N/A	6,972,051
	Total Mutual Funds			$190,968,978

	Common Collective Trusts:
*	Fidelity Freedom Index 2010 Commingled Pool Class T	Common Collective Trust – 60,195 - Units	N/A	$1,252,655
*	Fidelity Freedom Index 2015 Commingled Pool Class T	Common Collective Trust – 94,601 - Units	N/A	2,089,727
*	Fidelity Freedom Index 2020 Commingled Pool Class T	Common Collective Trust – 344,799 - Units	N/A	7,861,411
*	Fidelity Freedom Index 2025 Commingled Pool Class T	Common Collective Trust – 651,290 - Units	N/A	16,210,599
*	Fidelity Freedom Index 2030 Commingled Pool Class T	Common Collective Trust – 1,184,707 - Units	N/A	30,707,599

*	Fidelity Freedom Index 2035 Commingled Pool Class T	Common Collective Trust – 1,061,099 - Units	N/A	31,026,545
*	Fidelity Freedom Index 2040 Commingled Pool Class T	Common Collective Trust – 1,121,591 - Units	N/A	34,556,208
*	Fidelity Freedom Index 2045 Commingled Pool Class T	Common Collective Trust – 661,642 - Units	N/A	20,768,934
*	Fidelity Freedom Index 2050 Commingled Pool Class T	Common Collective Trust – 670,924 - Units	N/A	20,912,702
*	Fidelity Freedom Index 2055 Commingled Pool Class T	Common Collective Trust – 476,042 - Units	N/A	15,223,827
*	Fidelity Freedom Index 2060 Commingled Pool Class T	Common Collective Trust – 446,211 - Units	N/A	10,111,144
*	Fidelity Freedom Index 2065 Commingled Pool Class T	Common Collective Trust – 261,882 - Units	N/A	4,284,397
*	Fidelity Freedom Index Income Commingled Pool Class T	Common Collective Trust – 111,663 - Units	N/A	1,896,036
	Harbor Capital Appreciation CIT Class 5	Common Collective Trust – 4,162,893 - Units	N/A	74,141,118
	Total Common Collective Trusts			$271,042,902

	Pooled Separate Account:
	New York Life Anchor Account	Pooled Separate Account – 22,254,339 - Units	N/A	$22,254,339
	Empower Guaranteed Income Fund	Pooled Separate Account – 166,452 - Units	N/A	4,217,538
	Total Pooled Separate Account			$26,471,877

	Participant Notes Receivable:
*	Participant Notes Receivable	Interest rates of 4.25% - 10.25%	N/A	$7,434,641
		Due dates range from 2025 - 2035
	Total Participant Notes Receivable			$7,434,641

	Total			$523,247,480
*Party-in-Interest to the Plan